December 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Arthur Tornabene-Zalas

Re:         Ur-Energy Inc.
Registration Statement on Form S-3
Filed November 23, 2021
File No. 333-261309

Dear Mr. Tornabene-Zalas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ur-Energy Inc. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Friday, December 17, 2021, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the registration statement effective is signed.

Sincerely,

By:	/s/ Penne A. Goplerud
Name:	Penne A. Goplerud
Title:	Corporate Secretary and General Counsel

c:
Brian Boonstra, Esq., Davis Graham & Stubbs LLP